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SECUI 12010880 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35271

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATEL Securities Corporation

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California Street, 6th Floor
(No. and Street)

San Francisco (City) California (State) 94108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley Bressman 415-616-3429
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 900 (Address) San Francisco (City) (State) 94105 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2012
09 REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____Stanley Bressman____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______ATEL Securities Corporation____ of ____December 31_______________________________________, 2011________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

Financial Operations Principal________________
Title

____
Notary Public

VICKI KIELE
Commission # 1811693
Notary Public - California
San Francisco County
My Comm. Expires Aug 30, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3-4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
ATEL Securities Corporation

We have audited the accompanying statement of financial condition of ATEL Securities Corporation (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

San Francisco, California
February 7, 2012

ASSETS

Cash and cash equivalents	$	296,936
Due from parent		254,573
Due from affiliate		4,507
Other assets		2,916
Total assets	$	558,932

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable – trade	$	270
Due to affiliated fund		2,250
Commissions payable – third parties		38,288
Accrued liabilities		19,834
Total liabilities		60,642
Shareholder's equity:		
Common stock, no par:100,000 shares authorized 10,000 shares issued and outstanding		20,000
Additional paid-in capital		390,233
Retained earnings		88,057
Total shareholder's equity		498,290
Total liabilities and shareholder's equity	$	558,932

See accompanying notes.

NOTE 1 – ORGANIZATION

ATEL Securities Corporation (the Company) was incorporated under the laws of the State of California on November 26, 1985. In February 1986, the Company was registered as a securities broker/dealer for the purpose of selling units in affiliated Funds of ATEL Capital Group and Affiliates (ATEL). The Company is a wholly owned subsidiary of ATEL Financial Services, LLC (the Parent). The financial position of the Company would be significantly different if the Company were autonomous.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

The Company has evaluated all events subsequent to the statement of financial condition date of December 31, 2011, through February 7, 2012, which is the date these financial statements were issued and has determined that there are no subsequent events that require disclosure or recognition in these financial statements.

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents – Cash and cash equivalents include cash in bank accounts and cash equivalent investments with original maturities of 90 days or less.

Income taxes – As a Sub Chapter S Corporation, the December 31, 2011 net income of the Company is allocated to the shareholder for recognition of income tax liability or benefit.

The Company applies the Income Taxes Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), relating to accounting for uncertain tax positions. The ASC Income Taxes Topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the ASC Income Taxes Topic as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

For the December 31, 2011 financial statements the Company has no uncertain tax positions based on the criteria established under the ASC Income Taxes Topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

NOTE 3 – CAPITAL REQUIREMENT

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital at December 31, 2011 was $231,294, which exceeded minimum net capital requirements by $226,294. The ratio of aggregate indebtedness to net capital was approximately .26 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS

In February 2006, the Company advanced $300,000 and $250,000, to the Parent. The advances are recorded as demand notes with simple interest thereon, accruing interest quarterly at the applicable prime rate as published by the Federal Reserve Release H.15 which was 3.25% for the year. The principal amount of the notes and all unpaid interest are payable upon demand of the Company. All payments or pre-payments shall be applied first to interest, and then to outstanding principal. The Parent may prepay all or any portion of these notes at any time, without penalty. During the year ended December 31, 2011, the Parent has repaid the remaining balance on these notes of $88,631 plus accrued interest.

During the year ended December 31, 2011 the Company has made or collected short-term advances to/from the Parent or affiliates for working capital purposes. As of December 31, 2011, the outstanding advances amount to $259,080 due from the Parent and an affiliate.

NOTE 5 – REGULATORY REQUIREMENTS

In management's opinion, the Company is exempt from the provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended December 31, 2011, because it does not hold customer funds or securities.

Report of Independent Registered Public
Accounting Firm Statement of Financial Condition

ATEL Securities Corporation

(SEC I.D. No. 17229)

December 31, 2011

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

Report of Independent Registered Public Accounting Firm Statement of Financial Condition

ATEL Securities Corporation

(SEC I.D. No. 17229)

December 31, 2011